Exhibit 99.1

Uranium Royalty Announces Appointment of New Director

DESIGNATED NEWS RELEASE

Vancouver, British Columbia, Canada, October 29, 2024 – Uranium Royalty Corp. (NASDAQ: UROY, TSX: URC) (“URC” or the “Company”) is pleased to announce that Mr. Ken Robertson has been appointed as a director of the Company.

“I am pleased to welcome Ken to the board,” said Scott Melbye, Chief Executive Officer of URC. “With a robust background in audit and financial management, Ken brings a wealth of expertise that will support our growth objectives and enhance our corporate governance. Ken’s proven track record in leadership and commitment to best practices makes him an invaluable addition to our team.”

Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”). During his career at EY in Canada and the United Kingdom, Ken developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a certified professional accountant and he currently serves on the boards of Silvercorp Metals Inc. and Gold Royalty Corp. He holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Contact: Scott Melbye – Chief Executive Officer Email: smelbye@uraniumroyalty.com Investor Relations: Toll Free: 1.855.396.8222 Email: info@uraniumroyalty.com Website: www.UraniumRoyalty.com	Corporate Office: 1188 West Georgia Street, Suite 1830, Vancouver, BC, V6E 4A2 Phone: 604.396.8222